# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Oncology Institute, Inc., CIK 0001799191
CUSIP: 68236X100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 18000 Studebaker Road, Suite 800, Cerritos, California (CA), 90703
Date of event which requires filing of this statement: 03/26/2025
Amends the filing with accession number 0001104659-21-142508
Filed by CIK 0001555959
Persons authorized to receive notices and communications: Ravi Sarin, 10207 Clematis Ct, Los Angeles, California (CA), 90077, (424) 333-0154

## Reporting persons
- Ravi Sarin (CIK 0001555959): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,109,771; sole dispositive power 0; shared dispositive power 4,109,771; aggregate amount beneficially owned 4,109,771 (4.7% of the class)
  Comment: Rows 8, 10 and 11 represents shares of Issuer's Common Stock received by OncologyCare Partners, LLC ("OncologyCare Partners") in connection with the business combination of the Issuer, which is the subject of the Issuer's Form 8-K filed with the Securities and Exchange Commission ("SEC") on November 18, 2021, as amended on November 19, 2021 ("November 2021 Form 8-K").
  
  Row 13 is calculated based on an aggregate of 87,759,739 shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 75,753,229 shares of common stock of the Issuer outstanding as of March 10, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on March 26, 2025; and (ii) 12,006,510 shares of Common Stock issued by the Issuer on March 26, 2025 in a private placement (the "Private Placement") disclosed on the Issuer's Current Report on Form 8-K filed with the SEC on March 27, 2025.
- OncologyCare Partners, LLC (CIK 0001752450): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,109,771; sole dispositive power 0; shared dispositive power 4,109,771; aggregate amount beneficially owned 4,109,771 (4.7% of the class)
  Comment: Rows 8, 10 and 11 represents shares of Issuer's Common Stock received by OncologyCare Partners in connection with the business combination of the Issuer, which is the subject of the November 2021 Form 8-K.
  
  Row 13 is calculated based on an aggregate of 87,759,739 shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 75,753,229 shares of common stock of the Issuer outstanding as of March 10, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 26, 2025; and (ii) 12,006,510 shares of Common Stock issued by the Issuer on March 26, 2025 in the Private Placement disclosed on the Issuer's Current Report on Form 8-K filed with the SEC on March 27, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: The Oncology Institute, Inc.
Address of issuer's principal executive offices: 18000 Studebaker Road, Suite 800, Cerritos, California (CA), 90703
Comment:
Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends certain Items of the Schedule 13D originally filed with the SEC on November 22, 2021 (the "Original Schedule 13D" and together with Amendment No. 1, the "Schedule 13D"). Except as set forth below, all previous Items are unchanged.

This Amendment No. 1 is being filed to disclose that the Reporting Persons are no longer the beneficial owners of more than 5% of the Issuer's Common Stock due to dilution caused by the Issuer's issuance of shares in the Private Placement.

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is filed by Ravi Sarin and OncologyCare Partners, LLC, a Delaware limited liability company ("OncologyCare Partners" and collectively with Mr. Sarin, the "Reporting Persons").

OncologyCare Partners is managed by OncologyCare Holdings, LLC ("OncologyCare Holdings"), a Delaware limited liability company. Mr. Sarin is the sole managing member of OncologyCare Holdings, and continues to have the ability to influence the vote and disposition of the shares in certain circumstances, and thus may be deemed to indirectly beneficially own the shares held by OncologyCare Partners. Mr. Sarin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
Residence or business address: The business address of each of Ravi Sarin, OncologyCare Partners and OncologyCare Holdings is 10207 Clematis Ct., Los Angeles, CA 90077.
Present principal occupation or employment: Mr. Sarin is Co-Head and Founding Partner of AEA Growth, an investment firm, and Founder and Managing Partner of ROCA Partners, a growth equity investment firm. OncologyCare Partners is the investment vehicle used by ROCA Partners in connection with its investment in the Issuer.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons nor OncologyCare Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons, nor OncologyCare Holdings, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: See Row 4 of each Reporting Person's cover page to this Amendment No. 1. OncologyCare Holdings is a Delaware limited liability company.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby supplemented as follows: On August 31, 2023, Mr. Sarin resigned, effective immediately, as a director of the Board of Directors of the Issuer, including any positions held as a member of any committee of the Board.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Rows 11 and 13 of each Reporting Person's cover page to this Amendment No. 1.
Number of shares as to which each person has sole or shared power to vote or dispose: See Rows 7 through 10, inclusive, of each Reporting Person's cover page to this Amendment No. 1.
Transactions in the class effected during the past sixty days: Neither of the Reporting Persons nor OncologyCare Holdings has effected any transactions in the Issuer's Common Stock within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of March 26, 2025, as of a result of the shares issued in connection with the Private Placement, the Reporting Persons have ceased to be the beneficial owners of more than five percent (5%) of the shares of the Issuer's Common Stock outstanding. The filing of this Amendment No. 1 constitutes an exit filing for each of the Reporting Persons.

## Signatures
- Ravi Sarin: /s/ Ravi Sarin, Ravi Sarin (04/23/2025)
- OncologyCare Partners, LLC: /s/ Ravi Sarin, Ravi Sarin/Managing Member (04/23/2025)